Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

Via e-mail and EDGAR

May 5, 2023

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention: Perry Hindin

Re: Cutera, Inc.

Preliminary Proxy Statement, File 000-50644, filed on April 25, 2023 by Voce Capital Management LLC, Voce Catalyst Partners LP, Voce Capital LLC, J. Daniel Plants and David H. Mowry

Dear Mr. Hindin:

On behalf of our client, Voce Capital Management LLC (“Voce”) and the other filing persons (collectively, the “Filing Persons”), we are responding to the staff’s (the “Staff”) comments provided via telephone on May 4, 2023 in connection with the Preliminary Proxy Statement filed on April 25, 2023 (the “Preliminary Proxy Statement”) by Voce with respect to a special meeting of stockholders (the “Special Meeting”) of Cutera, Inc. (the “Company”). For your convenience, the Staff’s comments are summarized below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are delivering to your attention Voce’s revised preliminary proxy statement in connection with the Company (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the Staff’s comments. Unless otherwise noted, the section and page number references in the italicized headings below refer to those in the Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Mr. Hindin

May 5, 2023

1. We note your disclosure on page 11 that Proposals 1(a)-(f) must be approved by “a majority of the shares then entitled to vote at an election of directors to pass” and note that the Company’s preliminary proxy statement, filed on May 3, 2023 provides that the same proposals require the affirmative vote of the holders of “a majority of the shares of the Company’s common stock outstanding as of the Record Date” in order to pass. Please reconcile these ostensibly differing voting standards, or revise your disclosure.

The Filing Persons note that while companies typically specify in their bylaws and/or certificate of incorporation the applicable voting standards with respect to business to be conducted at stockholder meetings, neither the Company’s Amended and Restated Bylaws (the “Bylaws”) nor its Amended and Restated Certificate of Incorporation specifies a voting standard applicable to Proposals 1(a)-(f). In such a scenario, Section 141(k) of the Delaware General Corporate Law (the “DGCL”) provides that “[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.”

Pursuant to Section 2.11 of the Bylaws, the stockholders entitled to vote at a given meeting of stockholders are determined as of the record date for such meeting, and page 8 of the Company’s preliminary proxy statement, filed on May 3, 2023, indicates only that holders of the Company’s common stock (the “Common Stock”) as of the record date for the Special Meeting may vote at the Special Meeting. Accordingly, the Filing Persons believe that the standards articulated in both the proxy statements are effectively the same.

Nevertheless, while the Filing Persons believe our articulation of the voting standard is more accurate under governing law, in order to avoid potential stockholder confusion, we have conformed our disclosure to match the Company’s voting standard language.

2. Please revise the disclosure on page 4 in the “Ongoing Litigation Relating to this Solicitation” section to reflect the fact that the Filing Persons are no longer seeking an order for a special meeting from the Delaware Court of Chancery given that the Company has called such a meeting.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 6 of the Revised Preliminary Proxy Statement accordingly.

3. Please expand the disclosure at page 3 to clarify the meaning of the term “untenable.”

In response to the Staff’s comment, the Filing Persons have revised the relevant section in the Revised Preliminary Proxy Statement to explain why the Filing Persons believe the Company’s boardroom culture has become “untenable.”

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein